Filed Pursuant to Rule 424(b)(5)
File No. 333- 271913

PROSPECTUS SUPPLEMENT
(To prospectus dated May 15, 2023)

Up to $15,850,000

Common Stock

This prospectus supplement updates, amends and supersedes certain information contained in the prospectus supplements dated May 15, 2023 and April 3, 2024 to the prospectus dated May 15, 2023 (collectively, the “Prospectus”), relating to the offer and sale of shares of our common stock through H.C. Wainwright & Co., LLC (the “Agent”), as agent, in “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with the Agent dated as of November 29, 2019, as amended (the “Sales Agreement”).

This prospectus supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto.

Our common stock is traded on The NYSE American LLC (“NYSE American”) under the symbol “GORO.” On April 9, 2025, the last reported sale price of our common stock on the NYSE American was $0.3841 per common share.

As of the date of this prospectus supplement, the aggregate market value of our common stock held by our non-affiliates pursuant to General Instruction I.B.6 of Form S-3 (our “public float”) was approximately $72.2 million, based on 120,442,686 shares of outstanding common stock held by non-affiliates as of such date and a price of $0.60 per share, which was the last reported sale price of our common stock on the NYSE American on March 6, 2025. We have sold an aggregate of (i) 15,436,558 shares of our common stock, par value $0.001 per share, pursuant to the Sales Agreement for an aggregate gross purchase price of approximately $5,704,870 under the Prospectus and (ii) 15,625,000 shares of our common stock in a registered direct offering for an aggregate gross purchase price of $2,500,000, in each case pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement. As of the date of this prospectus supplement, we are increasing the amount of common stock that we are offering pursuant to the Sales Agreement, such that we are offering up to an aggregate of $15,850,000 of our common stock for sale under the Sales Agreement from and after the date hereof, not including the shares of common stock previously sold. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a registered offering with a value exceeding more than one-third of our public float in any 12-calendar month period so long as our public float remains below $75.0 million.

Investing in our common stock involves significant risks. Before buying our common stock, you should carefully consider the risks described under the caption “Risk Factors” in the documents incorporated by reference into this prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is April 10, 2025.